Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE FOURTH QUARTER THAT ENDED ON DECEMBER 31, 2018

Buenos Aires, Argentina, March 7, 2019 – Grupo Financiero Galicia S.A. (BYMA / NASDAQ: GGAL) announced its financial results for the fourth quarter that ended on December 31, 2018 (the “Quarter”).

HIGHLIGHTS

➢

For the 2018 fiscal year, the results of Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) and its subsidiaries are reported in accordance with the International Financial Reporting Standards (“IFRS”) as established by the Argentine Central Bank. For a comparative purposes, figures for 2017 are also presented in accordance with IFRS. In addition, balances of certain items from previous quarters have been reclassified.

➢

Net income attributable to GFG for the 2018 fiscal year amounted to Ps.14,427 million, 67% higher than the Ps.8,631 million recorded in the prior fiscal year. The profit per share amounted to Ps.10.11, as compared to Ps.6.05 per share recorded for the 2017 fiscal year.

➢

The results of the 2018 fiscal year were mainly attributable to the income derived from GFG’s interests held in Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or “the Bank”), for Ps.11,536 million, Tarjetas Regionales S.A., for Ps.1,768 million, Sudamericana Holding S.A., for Ps.571 million, and Galicia Administradora de Fondos S.A. (“GAF”), for Ps.402 million, which were also increased by a net operating income of Ps.286 million, and partially offset by administrative expenses of Ps.117 million.

➢

Net income attributable to Grupo Financiero Galicia for the Quarter amounted to Ps.4,428 million, 55% higher than the Ps.2,851 million recorded in the same quarter of the prior fiscal year. The profit per share for the Quarter amounted to Ps.3.10, compared to Ps.2.00 per share for the same quarter of the 2017 fiscal year.

➢

The results of the Quarter were mainly attributable to the income derived from GFG’s interest in Banco Galicia, for Ps.4,208 million, in Sudamericana Holding S.A., for Ps.140 million, and in GAF, for Ps.44 million, which were partially offset by a Ps.22 million loss relating to Tarjetas Regionales S.A.

➢

The Bank’s market share of loans to the private sector was 10.52% and its market share for deposits from the private sector was 11.08%, increasing 87 bp and 88 bp, respectively, as compared to December 31, 2017.

Conference Call:

March 8, 2019, 11:00 am Eastern Time (1:00 pm Buenos Aires Time)

Call-in number: +1 323-994-2082

Conference ID: 8637758

For more information contact:

José Luis Ronsini - CFO

Pablo Firvida - IRO

Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

1

CONSOLIDATED INFORMATION

Consolidated Financial Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Financial Information
Assets	565,234	517,801	327,295	9	73
Net loans and other financing	286,953	293,940	192,802	(2)	49
Deposits	360,097	320,052	200,729	13	79
Shareholders’ equity attributable to GFG	54,878	50,439	41,221	9	33
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,426,765	-	-
Book value per share (in pesos)	38.46	35.35	28.89	311 bp	957 bp
Net income attributable to GFG	4,428	4,212	2,851	5	55
Net income per share (in pesos)	3.10	2.95	2.00	15 bp	110 bp

(1) 10 ordinary shares = 1 ADS.

Selected Ratios		2018	2017	Variation (bp)		Fiscal Year
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17	2018	2017
Return (1) on average assets (2)	3.24	3.55	3.91	(31)	(67)	3.37	3.49
Return (1) on average shareholders’ equity (2)	33.43	34.63	29.03	(120)	440	30.53	30.19
Financial Margin (2) (3)	14.66	14.54	12.41	12	225	13.68	12.05
Efficiency ratio (4)	51.75	47.85	53.56	390	(181)	52.07	57.25
Total capital ratio (5)	15.11	14.30	10.69	81	442	-	-
Non-performing loans / Private-sector loans	3.51	3.07	2.86	44	65	-	-
Allowance for loan losses / Private-sector loans	3.88	3.13	3.06	75	82	-	-
Allowance for loan losses / Non-accrual loans	110.59	101.80	107.08	879	351	-	-
Cost of risk (2)	4.74	4.15	2.74	59	200	3.89	2.74

(1) Net income attributable to GFG.

(2) Annualized.

(3) Net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

(5) Banco Galicia consolidated with Tarjetas Regionales S.A..

Market Indicators		2018	2017		Variation
In pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Market price					(bp )
Shares – BYMA	103.30	105.65	123.70	(235)	(2,040)
ADS – NASDAQ (in US$)	27.57	25.43	65.85	214	(3,828)
Price BYMA / book value	2.69	2.99	4.28	(30)	(159)
Average daily volume (in thousands of shares)					(%)
BYMA	1,238	1,587	644	(22)	92
NASDAQ (1)	9,164	14,035	4,927	(35)	86
Market share (%)					(bp)
Banco Galicia
Loans to the private sector	10.52	10.58	9.65	(6)	87
Deposits from the private sector	11.08	11.04	10.20	4	88
Galicia Administradora de Fondos S.A.	10.08	10.17	12.50	(9)	(242)

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

2

GRUPO FINANCIERO GALICIA

RESULTS FOR THE FISCAL YEAR

Income Statement	2018	2017	Variation (%)
In millions of pesos, except otherwise noted
Results from Equity Investments	14,316	8,039	78
Banco de Galicia y Buenos Aires S.A.U.	11,536	7,178	61
Tarjetas Regionales S.A. (1)	1,768	-	N/A
Galicia Administradora de Fondos S.A.	402	428	(6)
Sudamericana Holding S.A.	571	409	40
Other subsidiaries (2)	39	24	63
Net operating income	286	699	(59)
Administrative expenses	(117)	(94)	24
Other operating income and expenses	(4)	3	(233)
Income tax	(54)	(16)	238
Net income attributable to GFG	14,427	8,631	67
Other comprehensive income	(75)	(267)	(72)
Comprehensive income attributable to GFG	14,352	8,364	72

(1) 83% since January 1, 2018 (77% from the split-merger agreement with Banco Galicia and 6% from the acquisition of a minority interest).

(2) Includes the result from the interest in Galicia Warrants S.A. (87.5%) and Galicia Valores S.A. (1%).

Net income attributable to GFG for the 2018 fiscal year amounted to Ps.14,427 million, which represented a 3.37% annualized return on average assets and a 30.53% return on average shareholder’s equity.

The results described above are mainly attributable to profits from GFG’s interests in Banco Galicia, for Ps.11,536 million, Tarjetas Regionales S.A., for Ps.1,768 million, Sudamericana Holding S.A., for Ps.571 million, and GAF, for Ps.402 million. In the 2017 fiscal year, results from equity investments in Banco Galicia also included the interest in Tarjetas Regionales S.A.

RESULTS FOR THE QUARTER

Income Statement		2018	2017		Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Results from Equity Investments	4,368	4,190	2,169	4	101
Banco de Galicia y Buenos Aires S.A.U.	4,208	3,404	1,913	24	120
Tarjetas Regionales S.A. (1)	(22)	524	-	(104)	N/A
Galicia Administradora de Fondos S.A.	44	78	132	(44)	(67)
Sudamericana Holding S.A.	140	166	125	(16)	12
Other subsidiaries (2)	(2)	18	(1)	(111)	100
Net operating income	105	57	712	84	(85)
Administrative expenses	(15)	(24)	(17)	(38)	(12)
Other operating income and expenses	(5)	(1)	3	400	(267)
Income tax	(25)	(10)	(16)	150	56
Net income attributable to GFG	4,428	4,212	2,851	5	55
Other comprehensive income	4	(81)	9	(105)	(56)
Comprehensive income attributable to GFG	4,432	4,131	2,860	7	55

(1) 83% since January 1, 2018 (77% from the split-merger agreement with Banco Galicia and 6% from the acquisition of a minority interest).

(2) Includes the result from the interest in Galicia Warrants S.A. (87.5%) and Galicia Valores S.A. (1%).

Net income attributable to GFG for the Quarter amounted to Ps.4,428 million, which represented a 3.24% annualized return on average assets and a 33.43% return on average shareholders’ equity.

3

This result was mainly due to profits from GFG’s interests in Banco Galicia, for Ps.4,208 million, Sudamericana Holding S.A., for Ps.140 million, and GAF, for Ps.44 million, which were partially offset by a Ps.22 million loss recorded relating to Tarjetas Regionales S.A. In the fourth quarter of the 2017 fiscal year, results from equity investments in Banco Galicia included its interest in Tarjetas Regionales S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Assets
Cash and due from banks	143,309	116,815	58,955	23	143
Debt securities	75,989	22,563	28,953	237	162
Net loans and other financing	286,953	293,940	192,802	(2)	49
Other financial assets	38,312	65,817	26,338	(42)	45
Property, bank premises, equipment	10,885	10,522	9,790	3	11
Intangible assets	3,744	1,112	906	237	313
Other assets	5,638	6,788	3,666	(17)	54
Assets available for sale (1)	404	244	5,885	66	(93)
Total assets	565,234	517,801	327,295	9	73
Liabilities
Deposits	360,097	320,052	200,729	13	79
Financing from financial entities	19,446	26,457	7,869	(26)	147
Other financial liabilities	69,165	64,966	39,193	6	76
Notes	29,984	26,794	13,735	12	118
Subordinated notes	9,768	10,357	4,828	(6)	102
Other liabilities	20,175	17,011	17,785	19	13
Total liabilities	508,635	465,637	284,139	9	79
Shareholders’ equity attributable to third parties	1,721	1,725	1,935	-	(11)
Shareholders’ equity attributable to GFG	54,878	50,439	41,221	9	33
Shareholders’ equity	56,599	52,164	43,156	9	31

(1) Includes the interest in Compañía Financiera Argentina and in Cobranzas y Servicios until the fourth quarter of 2017, and the interest in Prisma Medios de Pago since the third quarter of 2017.

4

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Net interest income	6,667	7,745	5,681	(14)	17
Interest income	22,760	18,591	9,995	22	128
Interest related expenses	(16,093)	(10,846)	(4,314)	48	273
Net fee income	5,246	4,775	4,938	10	6
Fee income	6,038	5,590	5,521	8	9
Fee related expenses	(792)	(815)	(583)	(3)	36
Net results from financial instruments	6,239	5,192	1,484	20	320
Gold and foreign currency quotation differences	1,619	(54)	648	3,098	150
Other operating income	2,181	1,926	337	13	547
Underwriting income from insurance business	507	626	405	(19)	25
Loan loss provisions	(3,489)	(2,827)	(1,287)	23	171
Net operating income	18,970	17,383	12,206	9	55
Personnel expenses	(4,291)	(3,390)	(2,993)	27	43
Administrative expenses	(4,345)	(3,783)	(2,761)	15	57
Depreciations and devaluations of assets	(353)	(297)	(8)	19	4,313
Other operating expenses	(3,619)	(3,610)	(2,449)	-	48
Operating income	6,362	6,303	3,995	1	59
Results from associates and joint businesses	-	-	16	-	(100)
Income tax	(1,939)	(1,983)	(990)	(2)	96
Net income	4,423	4,320	3,021	2	46
Net income attributable to third parties	(5)	108	170	(105)	(103)
Net income attributable to GFG	4,428	4,212	2,851	5	55
Other comprehensive income (1)	4	(81)	9	105	(56)
Total comprehensive income	4,427	4,239	3,030	4	46
Comprehensive income attributable to third parties	(5)	108	170	(105)	(103)
Comprehensive income attributable to GFG	4,432	4,131	2,860	7	55

(1) Net of income tax.

Additional Information				2018	2017
(Number of, except otherwise noted)	4Q	3Q	2Q	1Q	4Q
Employees	10,209	10,455	10,574	10,581	10,532
Banco Galicia	6,294	6,457	6,478	6,393	6,214
Tarjetas Regionales	3,488	3,564	3,657	3,760	3,896
Galicia Administradora de Fondos	22	21	19	19	19
Sudamericana Holding	381	386	391	381	375
Other companies	24	27	29	28	28
Branches and other points of sales	560	556	558	564	563
Banco Galicia	325	319	309	308	306
Tarjetas Regionales	238	237	249	256	257
Deposit Accounts at Banco Galicia (in thousands)	4,760	4,637	4,505	4,348	4,249
Credit Cards (in thousands)	13,916	14,286	14,205	13,391	13,234
Banco Galicia	5,098	5,029	4,953	4,222	4,086
Tarjetas Regionales	8,818	9,257	9,252	9,169	9,148
GAF assets under management (millions of pesos)	64,404	58,115	72,922	91,609	67,771
Inflation, exchange rate and interest rates
Consumer price index (IPC) (%)	11.50	14.10	8.80	6.70	6.14
Wholesale price index (IPIM) (%)	4.50	27.50	16.60	11.80	4.67
Acquisition value unit (UVA)	31.06	26.73	24.31	22.61	21.15
Exchange rate (Ps./US$) (1)	37.81	40.90	28.86	20.14	18.77
Badlar (quarterly averages) (2)	50.21	37.08	27.31	22.86	22.48

(1) Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the Quarter.

(2) Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

5

BANCO GALICIA

HIGHLIGHTS

➢

Net income attributable to Banco Galicia for the 2018 fiscal year amounted to Ps.11,536 million, Ps.4,358 million (61%) higher than the figure accounted for in the 2017 fiscal year, mainly due to an increase in net operating income (69%).

➢

Net income for the Quarter amounted to Ps.4,208 million, Ps.2,295 million (120%) higher than the figure accounted for in the same quarter of the 2017 fiscal year, mainly due to an increase in net operating income (103%). Excluding the results from the split-up of Tarjetas Regionales S.A. (effective as of January 1, 2018), net income increased 224%.

➢

The credit exposure to the private sector reached Ps.287,891 million, up 58% from the Ps. 182,655 million recorded in the fourth quarter of the 2017 fiscal year, and deposits reached Ps.361,302 million, up 80% from Ps.200,835 million. As of December 31, 2018, the Bank’s estimated market share of loans to the private sector was 10.52%, while its estimated market share of deposits from the private sector was 11.08%.

➢

The non-accrual loan portfolio represented 2.88% of total loans to the private sector, recording an increase of 88 basis points (“bp”) from the 2.00% recorded at the end of the same quarter of the 2017 fiscal year.

➢

As of the end of the Quarter, the minimum capital requirement amounted to Ps.27,163 million (up Ps.8,968 million or 49%), and the computable capital was Ps.49,329 million (up Ps.26,525 million or 116%). The excess over the capital requirement amounted to Ps.22,166 million, and the total capital ratio was 15.14%.

INFORMATION DISCLOSURE

The data shown in this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A.U., as consolidated, except where otherwise noted.

For comparison purposes, figures for the 2017 fiscal year corresponding to the Bank’s interest in Tarjetas Regionales S.A.(1) (“Tarjetas Regionales”), Compañía Financiera Argentina S.A. (“CFA”)(2) and Cobranzas y Servicios S.A. (“CyS”)(2) are presented in the line of results from associates and joint businesses. In addition, balances of certain items were adjusted or reclassified.

(1) Beginning in January 1, 2018, the financial statements of Tarjetas Regionales were consolidated line by line with Grupo Financiero Galicia.

(2) On February 2, 2018, the sale of each of Companñĺa Financiera Argentina and Cobranzas y Servicios was completed.

6

RESULTS FOR THE FISCAL YEAR

Income Statement	2018	2017	Variation (%)
In millions of pesos, except otherwise noted
Net interest income	19,247	12,806	50
Net fee income	10,248	7,588	35
Net results from financial instruments	14,018	4,193	234
Gold and foreign currency quotation differences	3,100	2,087	49
Other operating income	5,896	3,190	85
Loan loss provisions	(6,511)	(2,587)	152
Net operating income	45,998	27,277	69
Personnel expenses	(9,498)	(7,103)	34
Administrative expenses	(8,618)	(5,824)	48
Depreciations and devaluations of assets	(837)	(552)	52
Other operating expenses	(10,646)	(6,611)	61
Operating income	16,399	7,187	128
Results from associates and joint businesses	110	2,374	(95)
Income tax	(5,023)	(2,198)	129
Results from discontinued activities (1) (2)	51	(185)	(128)
Net income	11,537	7,178	61
Net income attributable to third parties	1	-	N/A
Net income attributable to Banco Galicia	11,536	7,178	61
Other comprehensive income (1)	(65)	(281)	(77)
Total comprehensive income	11,472	6,897	66
(1) Net of income tax.

Profitability and Efficiency	2018	2017	Variation (bp)
Percentages, except otherwise noted
Return (1) on average assets	3.17	3.06	11
Return (1) on average shareholders´ equity	30.86	26.07	479
Financial margin (1) (2)	12.93	10.43	250
Efficiency ratio (3)	40.35	52.98	(1,263)

(1) Annualized.

(2) Net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

In fiscal year 2018 net income attributable to Banco Galicia amounted to Ps.11,536 million, Ps.4,358 million (61%) higher than the Ps.7,178 million profit for the same quarter of the previous fiscal year, which represented a 3.17% annualized return on average assets and a 30.86% return on average shareholders’ equity.

7

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Net interest income	4,623	5,770	3,577	(20)	29
Net fee income	2,978	2,691	1,976	11	51
Net results from financial instruments	6,026	4,843	989	24	509
Gold and foreign currency quotation differences	1,678	(83)	645	2,122	160
Other operating income	1,707	1,602	944	7	81
Loan loss provisions	(2,055)	(2,032)	(795)	1	158
Net operating income	14,957	12,791	7,336	17	104
Personnel expenses	(2,916)	(2,324)	(2,007)	25	45
Administrative expenses	(2,522)	(2,248)	(1,669)	12	51
Other operating expenses	(3,489)	(3,259)	(2,033)	7	72
Operating income	6,030	4,960	1,627	22	271
Results from associates and joint businesses	24	30	606	(20)	(96)
Income tax	(1,846)	(1,585)	(320)	16	477
Net income	4,208	3,405	1,913	24	120
Net income attributable to third parties	-	1	-	(100)	-
Net income attributable to Banco Galicia	4,208	3,404	1,913	24	120
Other comprehensive income (1)	3	(82)	4	104	(25)
Total comprehensive income	4,211	3,323	1,917	27	120
(1) Net of income tax.

Profitability and Efficiency		2018	2017	Variation (bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Return (1) on average assets	3.68	3.36	2.84	32	84
Return (1) on average shareholders´ equity	39.99	35.60	21.94	439	1,805
Financial margin (1) (2)	14.71	14.00	9.96	71	475
Efficiency ratio (3)	42.97	41.21	52.24	176	(927)

(1) Annualized.

(2) Net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

In the fourth quarter of the 2018 fiscal year a Ps.4,208 million net income attributable to Banco Galicia was recorded, Ps.2,295 million (120%) higher than the Ps.1,913 million for the same quarter of the previous fiscal year, which resulted from a higher net operating income (104%) due to the growth in the net income from financial instruments (509%).

8

Net Interest Income		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Interest income	18,840	15,265	7,282	23	159
Private sector securities	34	41	(1)	(17)	3,500
Public sector securities (1)	576	469	(58)	23	1,093
Loans and other financing	18,183	14,384	7,092	26	156
Financial sector	621	624	220	-	182
Non-financial private sector	17,562	13,760	6,872	28	156
Overdrafts	3,052	2,985	809	2	277
Promissory notes	3,193	2,845	1,664	12	92
Mortgage loans	2,568	1,350	239	90	974
Pledge loans	71	109	43	(35)	65
Personal loans	2,119	1,973	1,452	7	46
Credit-card loans	5,269	3,562	2,285	48	131
Financial leases	171	127	91	35	88
Other	1,119	809	289	38	287
Other interest-earning assets	47	371	180	(87)	(74)
Interest expenses	(14,217)	(9,495)	(3,705)	50	284
Deposits from the non-financial private sector	(12,309)	(7,821)	(3,058)	57	303
Saving accounts	(1)	(1)	(1)	-	-
Time deposits and term investments	(10,626)	(6,652)	(2,889)	60	268
Other	(1,682)	(1,168)	(168)	44	901
Financing from financial institutions	(356)	(270)	(137)	32	160
Repurchase agreement transactions	(22)	(40)	(94)	(45)	77
Other interest-bearing liabilities	(195)	(242)	(47)	(19)	315
Notes	(1,335)	(1,122)	(369)	19	262
Net interest income	4,623	5,770	3,577	(20)	29

(1) Corresponds to interest on Bote 2020.

Net interest income for the Quarter amounted to Ps.4,623 million, representing a Ps.1,046 million (29%) increase as compared to the Ps.3,577 million profit from the same quarter of the 2017 fiscal year. This increase was primarily a consequence of a Ps.11,091 million (156%) increase in interest on loans and other financing.

Yields and Rates (1)				2018		2017			Variation (% / bp)
Average balances: in millions of pesos		4Q		3Q		4Q	vs 3Q18			vs 4Q17
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-earning assets	287,490	35.47	263,420	27.85	180,915	18.72	9	762	59	1,675
In pesos	194,081	49.70	180,451	37.94	137,287	23.54	8	1,176	41	2,616
Government securities	49,073	57.71	28,941	42.78	17,245	23.33	70	1,493	185	3,438
Loans	141,109	46.74	144,153	36.54	114,293	23.34	(1)	1,020	23	2,340
Other interest-earning assets	3,899	56.21	7,357	46.21	5,749	27.97	(47)	1,000	(32)	2,824
In foreign currency	93,409	5.90	82,969	5.93	43,628	3.55	13	(3)	114	235
Government securities	2,627	(1.07)	3,522	13.86	5,302	3.85	(25)	(1,493)	(50)	(492)
Loans	88,812	6.07	78,101	5.49	37,802	3.22	14	58	135	285
Other interest-earning assets	1,970	7.51	1,346	10.40	524	24.43	46	(289)	276	(1,692)
Interest-bearing liabilities	296,389	19.22	262,623	14.43	156,551	9.46	13	479	89	976
In pesos	144,635	38.03	129,511	27.47	96,364	14.72	12	1,056	50	2,331
Saving accounts	27,358	1.46	27,515	0.81	28,499	0.21	(1)	65	(4)	125
Time deposits	103,448	47.02	88,122	34.86	56,362	21.41	17	1,216	84	2,561
Debt securities	10,503	42.31	10,380	33.14	4,350	25.38	1	917	141	1,693
Other interest-bearing liabilities	3,326	45.82	3,494	34.23	7,153	13.25	(5)	1,159	(54)	3,257
In foreign currency	151,754	1.29	133,112	1.73	60,187	1.06	14	(44)	152	23
Saving accounts	90,227	-	78,830	-	41,468	-	14	-	118	-
Time deposits	33,926	0.61	26,008	1.28	9,595	1.04	30	(67)	254	(43)
Debt securities	12,910	7.56	11,137	8.40	4,391	8.56	16	(84)	194	(100)
Other interest-bearing liabilities	14,691	5.25	17,137	6.07	4,733	3.38	(14)	(82)	210	187

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

9

The average interest-earning assets for the Quarter amounted to Ps.287,490 million, growing Ps.106,575 million (59%) as compared to the figure recorded for the fourth quarter of the previous fiscal year, primarily as a consequence of the Ps.31,828 million (185%) increase in the average portfolio of peso-denominated government securities and of the Ps.51,010 million (135%) increase in the average balance of loans to the private sector.

Interest-bearing liabilities reached Ps.296,389 million, increasing Ps.139,838 million (89%) during the same period, primarily due to a Ps.48,759 million (118%) increase in the average balances of dollar-denominated saving accounts as a consequence of the evolution of the exchange rate and a Ps.47,086 million (84%) increase in peso-denominated time deposits.

The average yield on interest-earning assets for the fourth quarter of the 2018 fiscal year was 35.47%, with an 1,675 bp increase compared to the same quarter of the prior fiscal year, mainly due to an increase of 3,438 bp in the yield on peso-denominated government securities and of an increase of 2,824 bp in the interest rate on other interest earning assets. Likewise, the average cost of interest-bearing liabilities was 19.22%, with a 976 bp increase as compared to the fourth quarter of the prior fiscal year, mainly due to the 3,257 bp increase in the average interest rate on other interest-bearing liabilities and of 2,561 bp on peso-denominated time deposits.

Net Fee Income		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Credit cards	1,576	1,289	1,103	22	43
Deposit accounts	847	815	500	4	69
Insurance	163	153	127	7	28
Financial fees	58	64	52	(9)	12
Credit-related fees	27	34	66	(21)	(59)
Foreign trade	248	230	174	8	43
Collections	176	161	137	9	28
Utility-bills collection services	228	199	136	15	68
Mutual funds	125	127	38	(2)	229
Other	233	214	182	9	28
Total fee income	3,681	3,286	2,515	12	(46)
Total expenditures	(703)	(595)	(539)	18	30
Net fee income	2,978	2,691	1,976	11	51

Net fee income for the Quarter amounted to Ps.2,978 million, up 51% from the Ps.1,976 million recorded in the fourth quarter of the previous fiscal year. The increases in fees which stood out were those related to credit-cards (Ps.473 million or 43%) and to deposit accounts (Ps.347 million or 69%).

Net Income from Financial Instruments		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Government securities	6,482	2,684	1,061	142	511
Private sector securities	174	201	107	(13)	63
Derivative financial instruments	(630)	1,958	(179)	(132)	252
Forward transactions	(546)	1,974	(179)	(128)	205
Interest-rate swaps	(84)	(16)	-	425	-
Net income from financial instruments	6,026	4,843	989	24	509

10

Net income from financial instruments for the Quarter amounted to Ps.6,026 million, up Ps.5,037 million (509%) from the Ps.989 million recorded in the same quarter of the 2017 fiscal year, as a consequence of the increase in gains from government securities (511%).

Profits from gold and foreign currency quotation differences for the Quarter amounted to Ps.1,678 million, 160% higher than the Ps.645 million profit recorded in the same quarter of the 2017 fiscal year. This result includes a Ps. 1,623 million profit from foreign-currency trading.

Other Operating Income		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Other financial income / (losses) (1) (2)	73	89	44	(18)	66
Fees from bundles of products (1)	642	584	497	10	29
Rental of safe deposit boxes (1)	120	108	89	11	35
Other fee income (1)	130	124	94	5	38
Other adjustments and interest on miscellaneous receivables	412	507	109	(19)	278
Other	330	190	111	74	197
Total other operating income	1.707	1.602	944	7	81

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

Other operating income for the Quarter reached Ps.1,707 million, increasing Ps.763 million (81%) from the Ps.944 million net profit recorded in the fourth quarter of 2017.

Provisions for loan losses for the fourth quarter of the 2018 fiscal year amounted to Ps.2,055 million, Ps.1,260 million (158%) higher than those recorded in the same quarter of the prior year. This was due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situation as a consequence of the increase in the volume of credit.

Personnel expenses amounted to Ps.2,916 million for the Quarter, increasing 45% from the same quarter of the 2017 fiscal year, mainly due to salary increase agreements with the union.

Administrative Expenses		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Fees and compensations for services	168	200	73	(16)	130
Fees to directors and syndics	9	7	5	29	80
Publicity, promotion and research expenses	167	128	134	30	25
Taxes	492	395	330	25	49
Maintenance	342	275	145	24	136
Electricity and communications	185	168	128	10	45
Stationery and office supplies	30	23	19	30	58
Rentals	144	129	74	12	95
Hired administrative services	303	284	232	7	31
Security	123	117	106	5	16
Insurance	18	13	11	38	64
Other	541	509	412	6	31
Total administrative expenses	2,522	2,248	1,669	12	51

Administrative expenses for the Quarter totaled Ps.2,522 million, up 51% in the same period, as a consequence of a Ps.197 million (136%) increase in maintenance expenses and of the Ps.162 million (49%) increase in taxes.

11

Other Operating Expenses		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Contribution to the Deposit Insurance Fund (1) (2)	143	108	72	32	99
Other financial expenses (1) (2)	368	122	73	202	404
Turnover tax (1)	1,779	1,581	866	13	105
On operating income (2)	1,228	1,094	601	12	104
On fees	487	430	234	13	108
On other items	64	57	31	12	106
Other fee-related expenditures (2)	808	778	560	4	44
Other	391	670	462	(42)	(15)
Total other operating expenses	3,489	3,259	2,033	7	72

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

Other operating expenses reached Ps.3,489 million, increasing Ps.1,456 million (72%) from the Ps.2,033 million recorded in the fourth quarter of the 2017 fiscal year.

The income tax charge was Ps.1,846 million, Ps.1,526 million (477%) higher than in the fourth quarter of the 2017 fiscal year.

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Assets
Cash and due from banks	142,049	116,288	58,461	22	143
Debt securities	75,974	22,019	26,602	245	186
Net loans and other financing	243,276	253,978	160,904	(4)	51
Other financial assets	33,135	62,321	22,841	(47)	45
Equity investments in subsidiaries, associates and joint businesses	203	180	6,650	13	(97)
Property, bank premises, equipment	9,869	9,567	8,973	3	10
Intangible assets	3,260	685	600	376	443
Other assets	3,068	4,307	1,820	(29)	69
Assets available for sale (1)	404	244	5,716	66	(93)
Total assets	511,238	469,588	292,567	9	75
Liabilities
Deposits	361,302	320,367	200,835	13	80
Financing from financial entities	17,491	23,637	7,728	(26)	126
Other financial liabilities	47,483	47,481	22,948	-	107
Notes	15,528	15,273	4,489	2	246
Subordinated notes	9,768	10,357	4,828	(6)	102
Other liabilities	15,695	12,712	12,762	23	23
Total liabilities	467,267	429,827	253,590	9	84
Shareholders’ equity	43,971	39,761	38,978	11	13
Foreign currency assets and liabilities
Assets	200,001	193,734	85,788	3	133
Liabilities	200,421	195,557	83,745	2	139
Net forward purchases/(sales) of foreign currency (2)	102	2,728	(2,807)	(96)	(104)
Net global position in foreign currency	(318)	905	(764)	(135)	(58)

(1) Includes the interests in Compañía Financiera Argentina S.A. and in Cobranzas y Servicios S.A. until 2017, and the interest in Prisma Medios de Pago S.A. since the fourth quarter of 2017.

(2) Recorded off-balance sheet.

12

LEVEL OF ACTIVITY

Financing to the Private Sector(1)		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
In pesos	170,640	174,882	137,236	(2)	24
Loans	131,792	140,542	116,882	(6)	13
UVA-adjusted loans	17,438	13,332	4,060	31	330
Financial leases	1,361	1,495	1,562	(9)	(13)
Debt securities	411	492	696	(16)	(41)
Other financing (2)	19,638	19,021	14,036	3	40
In foreign currency	117,251	124,518	45,419	(6)	158
Loans	93,773	98,580	39,342	(5)	138
Financial leases	1,013	1,037	311	(2)	226
Debt securities	4,293	5,359	1,544	(20)	178
Other financing (2)	18,172	19,542	4,222	(7)	330
Total financing to the private sector	287,891	299,400	182,655	(4)	58

(1) Includes IFRS adjustment.

(2) Includes certain off-balance sheet accounts related to guarantees granted.

As of December 31, 2018, total financing to the private sector reached Ps.287,891 million, representing a 58% increase from a year before, mainly as a consequence of the growth of the loan portfolio, both in pesos (23%) and in foreign currency (138%). Dollar-denominated loans increased 18% from the same quarter of the 2017 fiscal year.

Market Share (1)		2018	2017	Variation (bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Total loans	10.63	10.67	9.53	(4)	110
Loans to the private sector	10.52	10.58	9.65	(6)	87

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector as of December 31, 2018, was 10.52%, increasing 87 bp from December 31, 2017.

13

Break down of loans and other financing		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Financial entities	7,943	8,866	4,703	(10)	69
Loans	7,942	8,860	4,700	(10)	69
Other financing	1	6	3	(83)	(67)
Non-financial private sector and residents abroad	242,691	251,352	159,868	(3)	52
Loans	235,061	243,594	155,584	(4)	51
Overdrafts	14,430	24,697	11,298	(42)	28
Promissory notes	36,101	43,849	35,533	(18)	2
Mortgage loans	11,793	11,826	5,713	-	106
Pledge loans	998	1,112	1,078	(10)	(7)
Personal loans	25,312	24,792	18,333	2	38
Credit-card loans	67,709	62,892	53,853	8	26
Other	74,735	71,509	30,433	5	146
Accrued interest, adjustments and foreign currency quotation differences receivable	5,395	4,031	267	34	1,921
Documented interest	(1,412)	(1,114)	(924)	27	53
Financial leases	2,374	2,532	1,873	(6)	27
Other financing	5,256	5,226	2,411	1	118
Non-financial public sector	12	1	-	1,100	N/A
Total loans and other financing	250,646	260,219	164,571	(4)	52
Allowances	(7,370)	(6,241)	(3,667)	18	99
Loans	(7,263)	(6,157)	(3,594)	18	102
Financial leases	(29)	(31)	(22)	(6)	32
Other financing	(78)	(53)	(51)	47	(7)
Net loans and other financing	243,276	253,978	160,904	(4)	51

As of December 31, 2018, net loans and other financing provisions amounted to Ps.243,276 million, growing 51% from December 31, 2017, mainly due to a Ps.13,856 (26%) million increase in credit-card loans and of Ps.6,979 million (38%) in personal loans.

Loans by Type of Borrower		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Large corporations	91,754	103,416	39,232	(11)	134
SMEs	48,462	51,066	49,421	(5)	(2)
Individuals	93,253	88,066	68,009	6	37
Financial sector	7,942	8,860	4,700	(10)	69
Residents abroad	5,248	3,830	274	37	1,815
Other	554	698	800	(21)	(31)
IFRS adjustment	(4,198)	(3,481)	(359)	21	1,069
Total loans	243,015	252,455	162,077	(4)	50
Allowances	(7,263)	(6,157)	(3,595)	18	102
Net total loans	235,752	246,298	158,482	(4)	49

14

Loans by Sector of Activity		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Financial sector	7,942	8,860	4,700	(10)	69
Residents abroad	5,248	3,830	274	37	1,815
Services	13,771	16,311	14,259	(16)	(3)
Agriculture and livestock	31,852	30,573	18,606	4	71
Consumer	93,282	88,105	68,076	6	37
Retail and wholesale trade	20,589	23,029	19,939	(11)	3
Construction	3,224	3,662	2,435	(12)	32
Manufacturing industry	50,537	58,199	30,261	(13)	67
Other	20,768	23,367	3,886	(11)	434
IFRS adjustment	(4,198)	(3,481)	(359)	21	1,069
Total loans	243,015	252,455	162,077	(4)	50
Allowances	(7,263)	(6,157)	(3,595)	18	102
Net total loans	235,752	246,298	158,482	(4)	49

When compared to the previous fiscal year, loans to the private sector registered growth, mainly in those granted to large corporations (Ps.52,522 million or 134%) and to individuals (Ps.25,244 million or 37%). By sector of activity, the higher growth was recorded in the consumer sector (Ps.25,206 million or 37%) and in the manufacturing industry (Ps.20,276 million or 67%).

Net Exposure to the Argentine Public Sector (1)		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Government securities’ net position	84,205	29,614	26,367	184	219
Lebac	-	1,260	15,843	(100)	(100)
Leliq	70,157	12,923	-	443	N/A
Bote	8,976	9,355	-	(4)	N/A
Other	5,072	6,076	10,524	(17)	(52)
Other receivables resulting from financial brokerage	57	63	39	(10)	46
Loans and other financing	13	7	2	86	550
Trust certificates of participation and securities	44	56	37	(21)	19
Total exposure to the public sector	84,262	29,677	26,406	184	219

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of December 31, 2018, the Bank’s exposure to the public sector amounted to Ps.84,262 million, recording a 219% increase during the last twelve months, due to an increase in the portfolio of government securities, mainly of debt securities issued by the Argentine Central Bank, partially offset by the sale of Lebacs. Excluding Argentine Central Bank paper, net exposure to the public sector reached Ps.14,105 million (3% of total assets), while, as of December 31, 2017, it amounted to Ps.10,563 million (4% of total assets).

15

Deposits		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
In pesos	198,601	167,113	130,421	19	52
Current accounts	40,069	34,347	33,210	17	21
Saving accounts	61,129	45,870	41,362	33	48
Time deposits	90,143	80,204	52,933	12	70
UVA-adjusted time deposits	1,984	2,278	603	(13)	229
Other	1,273	1,196	886	6	44
Interests and adjustments	4,003	3,218	1,427	24	181
In foreign currency	162,701	153,254	70,414	6	131
Saving accounts	137,796	125,680	59,054	10	133
Time deposits	24,064	26,545	10,946	(9)	120
Other	793	952	398	(17)	99
Interests and adjustments	48	77	16	(38)	200
Total deposits	361,302	320,367	200,835	13	80

As of December 31, 2018, the Bank’s deposits amounted to Ps.361,302 million, representing an 80% increase during the last twelve months. Peso-denominated deposits increased 52% in the same period, mainly due to a Ps.37,210 million (70%) increase in time deposits and Ps.19,767 million (48%) increase in deposits in saving accounts. Dollar-denominated deposits increased 131% in the last twelve months, as a consequence of the evolution of the exchange rate. Deposits in dollar-denominated saving accounts reached Ps.137,796, increasing 13% measured in dollars (133% measured in pesos) from December 31, 2017.

At the end of the Quarter there were 4.8 million deposit accounts, 12% more than the 4.2 million recorded from a year before.

Market Share (1)		2018	2017	Variation (bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Total deposits	8.85	8.39	8.23	46	62
Private sector deposits	11.08	11.04	10.20	4	88

(1) According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of December 31, 2018, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 11.08%, recording a 88 bp increase from a year before.

Financial Liabilities		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Financial entities	17,491	23,637	7,728	(26)	126
Financing from credit-card purchases	15,274	11,120	10,514	37	45
Notes	15,528	15,273	4,489	2	246
Subordinated notes	9,768	10,357	4,828	(6)	102
Creditors for purchases of foreign currency	14,410	15,658	5,049	(8)	185
Collections on account of third parties	7,647	6,009	3,148	27	143
Other financial liabilities	10,152	14,694	4,237	(31)	140
Total financial liabilities	90,270	96,748	39,993	(7)	116

Financial liabilities at the end of the fourth quarter of the 2018 fiscal year amounted to Ps.90,270 million, Ps.48,483 million (116%) higher than the Ps.39,993 million recorded a year before. This growth was mainly due to the increase in notes (Ps.11,039 million or 246%) and in financing from financial entities (Ps.9,763 million or 126%).

16

ASSET QUALITY

Loan Portfolio Quality		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Non-accrual loans (1)	7,003	5,976	3,203	17	119
With preferred guarantees	492	446	194	10	154
With other guarantees	737	703	206	5	258
Without guarantees	5,774	4,827	2,803	20	106
Allowance for loan losses	7,263	6,157	3,594	18	102
Relevant ratios (%)				Variation (bp)
Non-accrual loans to private-sector loans	2.88	2.37	2.00	51	88
Allowance for loan losses to private-sector loans	2.99	2.44	2.24	55	75
Allowance for loan losses to non-accrual loans	103.73	103.03	112.24	70	(851)
Non-accrual loans with guarantees to non-accrual loans	17.54	19.23	12.49	(169)	505
Cost of risk (2)	3.56	3.45	2.05	11	151

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.7,003 million as of December 31, 2018, accounting for 2.88% of total loans to the private-sector, increasing 88 bp from the 2.00% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 103.73% as of the end of the Quarter, compared to 112.24% from a year before.

In terms of total financing (defined as loans, certain other receivable financial asset accounts, guarantees granted and unused balances of loans granted) the Bank’s non-accrual portfolio represented 2.54% of total financing to the private-sector, and its coverage with allowances for loan losses reached 101.82%, compared to 2.08% and 117.46% from a year before, respectively.

Analysis of Loan Loss Experience		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Allowance for loan losses at the beginning of the Quarter	6,157	4,918	3,077	25	100
Changes in the allowance for loan losses
Provisions charged to income	1,954	1,888	743	3	163
Charge offs	(848)	(649)	(226)	31	275
Allowance for loan losses at the end of the Quarter	7,263	6,157	3,594	18	102
Charge to the income statement
Provisions charged to income (1)	(1,954)	(1,888)	(743)	3	163
Direct charge offs (1)	(90)	(92)	(46)	(2)	96
Bad debts recovered	43	33	31	30	39
Net charge to the income statement	(2,001)	(1,947)	(758)	3	164

(1) Item included for calculating the cost of risk.

During the Quarter, Ps.848 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.90 million were made. Net charge to the income statement amounted to Ps.2,001 million.

17

CAPITALIZATION AND LIQUIDITY

Regulatory Capital		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Minimum capital required (A)	27,163	29,120	18,195	(7)	49
Allocated to credit risk	22,171	24,642	14,414	(10)	54
Allocated to market risk	969	943	1,126	3	(14)
Allocated to operational risk	4,023	3,535	2,655	14	52
Computable capital (B)	49,329	48,774	22,804	1	116
Tier I	36,584	35,322	16,221	4	126
Tier II	12,745	13,452	6,583	(5)	94
Excess over required capital (B) - (A)	22,166	19,654	4,609	13	381
Risk weighted assets	325,853	348,263	221,472	(6)	47
				Variation (bp)
Total capital ratio (%)	15.14	14.01	10.90	113	424
Tier I capital ratio (%)	11.23	10.14	7.80	109	343

As of December 31, 2018, the Bank’s computable capital amounted to Ps.49,329 million, Ps.22,166 million (82%) higher than the Ps.27,163 million capital requirement. As of December 31, 2017, this excess amounted to Ps.4,609 million (25%).

The minimum capital requirement increased Ps.8,968 million as compared to December 31, 2017, mainly due to the growth of the private-sector loan portfolio, and computable capital increased Ps.26,525 million in the same period, primarily as consequence of the Ps.10,000 million capitalization and of the application of IFRS. The total capital ratio was 15.14%, increasing 424 bp during the last twelve months.

Liquidity		2018	2017	Variation (%)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Cash and due from banks	142,049	116,288	58,461	22	143
Government securities	62,388	15,897	19,771	292	216
Call-money	938	1,074	935	(13)	-
Overnight placements in correspondent banks	6,256	4,895	491	28	1,174
Repurchase agreement transactions	(419)	14,652	8,415	(103)	(105)
Escrow accounts	5,188	4,459	3,610	16	44
Total liquid assets	216,400	157,265	91,683	38	136
Liquidity ratios				Variation (bp)
Liquid assets (*) as a percentage of transactional deposits	90.55	76.38	68.61	1,417	2,194
Liquid assets (*) as a percentage of total deposits	59.89	49.09	45.65	1,080	1,424

(*) Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of December 31, 2018, the Bank’s liquid assets represented 90,55% of the Bank’s transactional deposits and 59.89% of its total deposits, as compared to 68.61% and 45.65%, respectively, as of December 31, 2017.

18

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales, consolidated line by line with its subsidiaries.

RESULTS FOR THE FISCAL YEAR

Income Statement	2018	2017	Variation (%)
In millions of pesos, except otherwise noted
Net interest income	7,516	6,414	17
Net fee income	9,136	7,599	20
Net results from financial instruments	696	(1)	69,700
Gold and foreign currency quotation differences	(50)	9	(656)
Other operating income	956	759	26
Loan loss provisions	(3,816)	(2,018)	89
Net operating income	14,438	12,762	13
Personnel expenses	(3,940)	(3,142)	25
Administrative expenses	(5,304)	(3,593)	48
Depreciations and devaluations of assets	(286)	(203)	41
Other operating expenses (1)	(1,907)	(1,440)	32
Operating income	3,001	4,384	(32)
Income tax	(871)	(1,665)	(48)
Net income	2,130	2,719	(22)

(1) In the third quarter of 2018 this includes sales tax for Ps.204 million. Item included for calculating the financial margin.

Profitability and Efficiency	2018	2017	Variation (bp)
Percentages, except otherwise noted
Return (1) on average assets	4.86	8.50	(364)
Return (1) on average shareholders´ equity	22.36	33.95	(1,159)
Financial margin (1) (2)	17.02	17.98	(96)
Efficiency ratio (3)	61.62	54.79	683

(1) Annualized.

(2) Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Net interest income	1,792	1,857	2,054	(4)	(13)
Net fee income	2,511	2,342	2,141	7	17
Net results from financial instruments	218	221	(252)	(1)	187
Gold and foreign currency quotation differences	(50)	(4)	(5)	1,150	900
Other operating income	292	258	173	13	69
Loan loss provisions	(1,432)	(797)	(493)	80	190
Net operating income	3,331	3,877	3,618	(14)	(8)
Personnel expenses	(1,200)	(942)	(869)	27	38
Administrative expenses	(1,598)	(1,468)	(984)	9	62
Depreciations and devaluations of assets	(83)	(75)	(54)	11	54
Other operating expenses	(512)	(495)	(421)	3	22
Operating income	(62)	897	1,290	(107)	(105)
Income tax	36	(266)	(557)	(114)	(106)
Net income	(26)	631	733	(104)	(104)

19

Profitability and Efficiency		2018	2017	Variation (bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Return (1) on average assets	(0.21)	5.33	8.37	(554)	(858)
Return (1) on average shareholders´ equity	(1.02)	25.36	36.31	(2,638)	(3,733)
Financial margin (1) (2)	14.61	16.36	18.28	(175)	(367)
Efficiency ratio (3)	72.42	63.02	53.96	940	1,846

(1) Annualized.

(2) Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

In the fourth quarter of the 2018 fiscal year, Tarjetas Regionales recorded a Ps.26 million loss, as compared to the Ps.733 million profit recorded in the same quarter of the 2017 fiscal year. This loss represented a -0.21% (minus 0.21%) annualized return on average assets and a -1.02% (minus 1.02%) return on average shareholder’s equity, as compared to 8.37% and 36.31%, respectively, recorded from the fourth quarter of the 2017 fiscal year.

Net operating income amounted to Ps.3,331 million, decreasing 8% from the fourth quarter of the 2017 fiscal year, mainly due to a 13% lower net interest income.

Provisions for loan losses for the Quarter amounted to Ps.1,432 million, 190% higher than the Ps.493 million recorded in the same quarter of the prior year.

20

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Assets
Cash and due from banks	1,365	646	537	111	154
Debt securities	54	749	251	(93)	(78)
Net loans and other financing	45,313	40,516	32,364	12	40
Other financial assets	3,628	2,047	2,174	77	67
Property, bank premises, equipment	835	777	669	7	25
Intangible assets	423	368	250	15	69
Other non-financial assets	1,090	1,072	772	2	41
Total assets	52,708	46,175	37,017	14	42
Liabilities
Financing from financial entities	2,131	2,999	332	(29)	542
Other financial liabilities	23,244	18,770	16,533	24	41
Notes	14,979	12,096	9,482	24	58
Other non-financial liabilities	2,232	2,163	2,255	3	(1)
Total liabilities	42,586	36,028	28,602	18	49
Shareholders’ equity	10,122	10,147	8,415	-	20

ASSET QUALITY

Loan Portfolio Quality		2018	2017	Variation (%)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Non-accrual loans (1)	3,322	3,127	2,361	6	41
Allowances for loan losses	4,045	3,110	2,380	30	70
Ratios (%)				Variation (bp)
Non-accrual loans to loans to the private sector	6.84	7.17	6.81	(33)	3
Allowance for loan losses to loans to the private sector	8.33	7.13	6.86	120	142
Allowance for loan losses to non-accrual loans	121.76	99.46	100.80	2,230	2,096
Cost of risk (2)	12.44	8.19	6.03	425	641

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

Analysis of Loan Loss Experience		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Allowance for loan losses
At the beginning of the Quarter	3,110	2,802	2,297	11	35
Changes in the allowance for loan losses
Provisions charged to income	1,350	718	446	88	203
Charge offs (1)	(415)	(410)	(363)	1	14
Allowance for loan losses at the end of the Quarter	4,045	3,110	2,380	30	70
Charge to the income statement
Provisions charged to income (2)	(1,350)	(718)	(446)	88	203
Direct charge offs (2)	(83)	(93)	(46)	(11)	80
Bad debts recovered	59	105	46	(44)	28
Net charge to the income statement	(1,374)	(706)	(446)	95	208

(1) includes Ps.785 million from the sale of bad- loans in the third quarter of 2018.

(2) Item included for calculating the cost of risk.

21

GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE FISCAL YEAR

Income Statement	2018	2017	Variation (%)
In millions of pesos, except otherwise noted
Net interest income	20	3	567
Net fee income	(1)	(1)	-
Net results from financial instruments	153	72	113
Gold and foreign currency quotation differences	6	-	N/A
Other operating income	591	725	(18)
Net operating income	769	799	(4)
Personnel and administrative expenses	(126)	(65)	94
Other operating expenses	(39)	(40)	(3)
Operating income	604	694	(13)
Income tax	(182)	(244)	(25)
Net income	422	450	(6)

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Net interest income	10	-	-	N/A	N/A
Net fee income	-	-	(1)	-	100
Net results from financial instruments	3	63	34	(95)	(91)
Gold and foreign currency quotation differences	(1)	6	-	(117)	N/A
Other operating income	90	92	218	(2)	(59)
Net operating income	102	161	251	(37)	(59)
Personnel and administrative expenses	(29)	(36)	(23)	(19)	26
Other operating expenses	(6)	(8)	(13)	(25)	(54)
Operating income	67	117	215	(43)	(69)
Income tax	(21)	(35)	(76)	(40)	(72)
Net income	46	82	139	(44)	(67)

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation
In millions of pesos, except otherwise noted	4Q18	3Q18	4Q17	vs 3Q18	vs 4Q17
Fima Premium	29,475	29,671	10,099	(1)	192
Fima Ahorro Pesos	9,892	7,154	20,823	38	(52)
Fima Ahorro Plus	9,968	4,690	17,239	113	(42)
Fima Capital Plus	205	242	379	(15)	(46)
Fima Renta en Pesos	245	346	526	(29)	(53)
Fima Renta Plus	145	167	370	(13)	(61)
Fima Abierto Pymes	313	329	264	(5)	19
Fima Acciones	328	463	413	(29)	(21)
Fima PB Acciones	718	1,141	1,143	(37)	(37)
Fima Mix I	7	10	165	(30)	(96)
Fima Renta Dólares I	7,352	10,847	12,233	(32)	(40)
Fima Renta Dólares II	1,564	3,055	4,117	(49)	(62)
Fima Renta Acciones Latinoamerica	13	-	-	N/A	N/A
Fima Renta Fija Internacional	179	-	-	N/A	N/A
Total Assets Under Management	60,404	58,115	67,771	4	(11)

22

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Assets
Cash and due from banks	35	26	12	35	192
Other financial assets	635	451	634	41	-
Other non-financial assets	4	124	90	(97)	(96)
Total assets	674	601	736	12	(8)
Liabilities
Other non-financial liabilities	229	203	276	13	(17)
Total liabilities	229	203	276	13	(17)
Shareholders’ equity	445	398	460	12	(3)

23

SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE FISCAL YEAR

Income Statement	2018	2017	Variation (%)
In millions of pesos, except otherwise noted
Earned premium	3,784	3,206	18
Incurred claims	(478)	(380)	26
Withdrawals	(5)	(4)	25
Life annuities	(7)	(6)	17
Acquisition and general expenses	(2,016)	(1,682)	20
Other income and expenses	(44)	(110)	(60)
Underwriting income	1,234	1,024	21
Interest income	423	290	46
Net results from financial instruments	96	29	231
Gold and foreign currency quotation differences	4	1	300
Other operating income	89	8	1,013
Net operating income	1,846	1,352	37
Personnel expenses	(472)	(339)	39
Administrative expenses	(340)	(276)	23
Depreciations and devaluations of assets	(59)	(24)	146
Operating income	975	713	37
Results from associates and joint businesses	-	2	(100)
Income tax	(322)	(247)	30
Net income	653	468	40
Other comprehensive income	(11)	15	(173)
Total comprehensive income	642	483	33

Profitability	2018	2017	Variation (pb)
Percentages, except otherwise noted	4Q	3Q	4Q
Return on average assets (1)	22.99	19.39	360
Return on average shareholders’ equity (1)	54.18	42.66	1.152
Efficiency ratio (2)	53.90	54.33	(43)
Combined ratio (3)	62.03	62.16	(13)

(1) Annualized.

(2) Acquisition and general expenses divided by earned premiums plus other income and expenses.

(3) Acquisition and general expenses divided by earned premiums plus incurred claims plus withdrawals plus life annuities plus other income and expenses.

24

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Earned premium	1,009	943	837	7	21
Incurred claims	(133)	(117)	(76)	14	75
Withdrawals	(2)	(3)	-	(33)	N/A
Life annuities	(2)	(1)	(2)	100	-
Acquisition and general expenses	(725)	(398)	(526)	82	38
Other income and expenses	28	(54)	(52)	(152)	(154)
Underwriting income	175	370	181	(53)	(3)
Interest income	142	100	66	42	115
Net results from financial instruments	36	29	45	24	(20)
Gold and foreign currency quotation differences	(2)	-	1	N/A	(300)
Other operating income	9	35	(22)	(74)	(141)
Net operating income	360	534	271	(33)	33
Personnel expenses	(139)	(120)	(94)	16	48
Administrative expenses	(118)	(77)	(78)	53	51
Depreciations and devaluations of assets	(20)	(15)	(8)	33	150
Other operating expenses	147	(51)	122	(388)	20
Operating income	230	271	213	(15)	8
Income tax	(70)	(81)	(70)	(100)	-
Net income	160	190	143	(16)	12
Other comprehensive income	1	1	5	-	(80)
Total comprehensive income	161	191	148	(16)	9

Profitability		2018	2017	Variation (pb)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Return on average assets (1)	20.50	24.77	23.31	(427)	(281)
Return on average shareholders’ equity (1)	53.12	57.50	60.10	(438)	(698)
Efficiency ratio (2)	69.91	44.77	67.01	2,514	290
Combined ratio (3)	80.56	60.76	74.40	1,980	616

(1) Annualized.

(2) Acquisition and general expenses divided by earned premiums plus other income and expenses.

(3) Acquisition and general expenses divided by earned premiums plus incurred claims, withdrawals, life annuities, other income and expenses.

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q18	vs 4Q17
Assets
Cash and due from banks	55	36	23	53	139
Debt securities	83	174	718	(52)	(88)
Net loans and other financing	426	293	14	45	2,943
Other financial assets	1,226	1,045	655	17	87
Property, bank premises, equipment	178	175	144	2	24
Intangible assets	61	59	56	3	9
Other non-financial assets	1,105	1,065	797	4	39
Total assets	3,134	2,847	2,407	10	30
Liabilities
Financial entities	-	-	4	-	(100)
Other non-financial liabilities	1,881	1,755	1,353	7	39
Total liabilities	1,881	1,755	1,357	7	39
Shareholders’ equity	1,253	1,092	1,050	15	19

25

RECENT DEVELOPMENTS

SALE OF PRISMA MEDIOS DE PAGO S.A.

On January 21, 2019, the Bank accepted an offer from Advent International Global Private Equity to purchase Prisma Medios de Pago S.A., pursuant to a divestment commitment entered into by Prisma Medios de Pago S.A. and its shareholders before the National Commission for the Defense of Competition. The total estimated price of the transaction amounted to US$106 million. On February 1, the Bank transferred shares representing 7.7% of Prisma Medios de Pago S.A.’s capital to Advent International Global Private Equity and received US$63 million. The remaining balance will be paid over the course of the next 5 years. Banco Galicia maintains a 7.4% interest in Prisma Medios de Pago S.A.

NOTES

On February 14, 2019, Banco Galicia issued Class VI Notes, for a nominal value of US$82.7 million, with a fixed rate of 4.8% and with a maturity date of 7 months from the applicable issue and settlement date.

DISTRIBUTION NETWORK

During the Quarter, the Bank increased its distribution network via the opening of six new branches, two in the province of Buenos Aires, one in Santa Fe and three in the city of Buenos Aires.

REGULATORY CHANGES

INFLATION ADJUSTMENT

Through its Communquee “A” 6651, the Argentine Central Bank established that the presentation of information restated in homogeneous currency shall be applied for financial periods beginning on or after January 1, 2020, in accordance with Law 27,468. In accordance therewith, the criteria for restating the financial information established in IAS 29 have not been used. Such application would have widespread effects on the financial statements, and as a consequence the reported balances would be significantly affected. As of December 31,2018, GFG’s equity would have amounted to Ps.63,483 million and the result for the fiscal year would have been a Ps.455 million loss, approximately.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

26